Neuberger Berman Income Funds
                           605 Third Avenue, 2nd Floor
                          New York, New York 10158-0180



                                 January 29, 2002


EDGAR FILING

Mr. Larry Green
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:    Neuberger Berman Income Funds  - CIK No. 0000723620
                1933 Act File No. 2-85229
                1940 Act File No. 811-3802
                Form Type: 485APOS; Accession Number: 0000898432-01-500489 Application for Withdrawal
                --------------------------

Dear Mr. Green:

         Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), on behalf of Neuberger Berman Income Funds ("Registrant"), we respectfully withdraw Form Type: 485APOS; Accession Number:
0000898432-01-500489 which was submitted and accepted on December 13, 2001 pursuant to Rule 485(a) under the 1933 Act. The filing was inadvertently transmitted in an incomplete format and was successfully retransmitted on the same date.


                                           Sincerely,

                                           /s/ Lori L. Schneider
                                           ----------------------
                                           Lori L. Schneider